Benitec Biopharma Limited

Level 14, 114 William Street

Melbourne, VIC 3000

Australia

December 12, 2019

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Benitec Biopharma Limited
Registration Statement on Form F-1
Filed: December 9, 2019
Securities Act File No. 333-235412

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Benitec Biopharma Limited (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-1 (File No. 333-235412), filed on December 9, 2019, so that it will become effective at 5:00 p.m. (Eastern time) on December 16, 2019, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to call Nathaniel Douglas at Baker McKenzie, the Registrant’s outside counsel, at (202) 835-4277.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Benitec Biopharma Limited

By:	/s/ Jerel Banks
Jerel Banks
Chief Executive Officer